SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

    ___________________________________________________

                       SCHEDULE 13D/A

                     (Amendment No. 2)

         Under the Securities Exchange Act of 1934


                    SBS BROADCASTING SA
                      (Name of Issuer)

          Common Stock, Par Value $1.50 per share
               (Title of Class of Securities)

                       L 8137 H 10 8
                       (CUSIP Number)

                 Michael D. Fricklas, Esq.
                        Viacom Inc.
                       1515 Broadway
                  New York, New York 10036
                 Telephone: (212) 258-6000
           (Name, Address and Telephone Number of
          Person Authorized to Receive Notices and
                      Communications)


                       March 14, 2000
  (Date of Event which Requires Filing of this Statement)

          ========================================

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /
Check the following box if a fee is being paid with this statement / /.

CUSIP No. L8137 H 10 8

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          VIACOM INTERNATIONAL (NETHERLANDS) B.V.
------------------------------------------------------------
          I.R.S. Identification No. N/A
------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

[ ]  (a) _____________________________________________________
[ ]  (b) _____________________________________________________

(3)  SEC Use Only
--------------------------------------------------------------

<4)  Sources of Funds (See Instructions)     N/A
------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e). ________________________

(6)  Citizenship or Place of Organization    The Netherlands
-----------------------------------------------------------
Number of     (7) Sole Voting Power
Shares            ------------------------------------------
Beneficially (8) Shared Voting Power        1,000,000*
Owned by           -----------------------------------------
Each         (9) Sole Dispositive Power
Reporting         ------------------------------------------
Person          (10)Shared Dispositive Power  1,000,000*
With
------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each
       Reporting Person  1,000,000*
       -----------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)____________________

(13) Percent of Class Represented by Amount in Row (11)
           approximately 3.7%**
------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)     CO
------------------------------------------------------------

* Number of shares to be acquired pursuant to currently exercisable Warrant.
**Based upon full exercise of Warrant.

CUSIP No. L8137 H 10 8

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          VIACOM INTERNATIONAL INC.
------------------------------------------------------------
          I.R.S. Identification No. 04-2980402
------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

[ ]  (a) _____________________________________________
[ ]  (b) _____________________________________________

------------------------------------------------------------
(3)  SEC Use Only   ___________________________________

------------------------------------------------------------
(4)  Sources of Funds (See Instructions)     N/A
------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). __________________
------------------------------------------------------------
(6)  Citizenship or Place of Organization    Delaware
                                           ---------------
------------------------------------------------------------
Number of    (7)  Sole Voting Power
Shares    ------------------------------------------------
Beneficially (8)  Shared Voting Power        1,000,000*
Owned by     -----------------------------------------------
Each         (9)  Sole Dispositive Power
Reporting ------------------------------------------------
Person      (10) Shared Dispositive Power  1,000,000*
With
------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each
       Reporting Person  1,000,000*
------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                          ---------------------------------
------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
           approximately 3.7%**
----------------------------------------------------------

(14) Type of Reporting Person (See Instructions)     CO
                                            ----------

* Number of shares to be acquired pursuant to currently exercisable Warrant.
** Based upon full exercise of Warrant.

CUSIP No. L8137 H 10 8

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          VIACOM INC.
-----------------------------------------------------------
          I.R.S. Identification No. 04-2949533
-----------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

[ ]  (a) _________________________________________________
[ ]  (b) _________________________________________________

------------------------------------------------------------
(3)  SEC Use Only

------------------------------------------------------------

(4)  Sources of Funds (See Instructions)     N/A
------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
------------------------------------------------------------
(6)  Citizenship or Place of Organization    Delaware
------------------------------------------------------------
Number of    (7)  Sole Voting Power
Shares        --------------------------------------------
Beneficially (8)  Shared Voting Power        1,000,000*
Owned by        --------------------------------------------
Each         (9)  Sole Dispositive Power
Reporting       --------------------------------------------
Person       (10) Shared Dispositive Power  1,000,000*
With
------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each
       Reporting Person  1,000,000*
------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     _______________________
------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
           approximately 3.7%**
------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)     CO
------------------------------------------------------------
* Number of shares to be acquired pursuant to currently exercisable Warrant.
** Based upon full exercise of Warrant.

CUSIP No. L8137 H 10 8

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          NAIRI, Inc.
------------------------------------------------------------
          I.R.S. Identification No. 04-3446887
------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

[ ]  (a) _________________________________________________
[ ]  (b) _________________________________________________
-----------------------------------------------------------

(3)  SEC Use Only _______________________________________
----------------------------------------------------------

(4)  Sources of Funds (See Instructions)     N/A
----------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e). __________________
----------------------------------------------------------

(6)  Citizenship or Place of Organization    Delaware
-----------------------------------------------------------
 Number of                          (7)  Sole Voting Power
 Shares      -----------------------------------------------
 Beneficially  (8)  Shared Voting Power        1,000,000*
 Owned by   -----------------------------------------------
 Each          (9)  Sole Dispositive Power
Reporting -----------------------------------------------
  Person       (10) Shared Dispositive Power  1,000,000*
   With
----------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each
       Reporting Person  1,000,000*
-----------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)     ____________
-----------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
           approximately 3.7%*
-----------------------------------------------------------

(14) Type of Reporting Person (See Instructions)     CO
-----------------------------------------------------------
* Number of shares to be acquired pursuant to currently exercisable Warrant.
** Based upon full exercise of Warrant.

CUSIP No. L8137 H 10 8

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          National Amusements, Inc.
------------------------------------------------------------

          I.R.S. Identification No. 04-2261332
------------------------------------------------------------


(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

[ ]  (a) ______________________________________________
[ ]  (b) ______________________________________________
------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------

(4)  Sources of Funds (See Instructions)     N/A
------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e).  __________________
------------------------------------------------------------


(6)  Citizenship or Place of Organization    Maryland
------------------------------------------------------------
 Number of     (7)  Sole Voting Power
 Shares        ---------------------------------------------
 Beneficially  (8)  Shared Voting Power        1,000,000*
 Owned by       --------------------------------------------
 Each          (9)  Sole Dispositive Power
 Reporting       -------------------------------------------
 Person        (10) Shared Dispositive Power  1,000,000*
 With
------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each
       Reporting Person  1,000,000*
------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)   __________________
------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
           approximately 3.7%**
------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)     CO
------------------------------------------------------------
* Number of shares to be acquired pursuant to currently exercisable Warrant.
** Based upon full exercise of Warrant.

CUSIP No.  L 8137 H 10 8

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
       SUMNER M. REDSTONE
----------------------------------------------------------
       S.S. No.
----------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

[]   (a) ___________________________________________
[]   (b) ___________________________________________
----------------------------------------------------------

(3)  SEC Use Only  ___________________________________
----------------------------------------------------------


(4)  Sources of Funds (See Instructions)     N/A

------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
------------------------------------------------------------
(6)  Citizenship or Place of Organization    United States
------------------------------------------------------------
Number of    (7)  Sole Voting Power
Shares         ---------------------------------------------
Beneficially (8)  Shared Voting Power       1,000,000*
Owned by       ---------------------------------------------
Each         (9)  Sole Dispositive Power
Person       ----------------------------------------------
With         (10) Shared Dispositive Power     1,000,000*
------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
Person
               1,000,000*
------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     ______________________________
------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
        approximately 3.7%**
------------------------------------------------------------


(14) Type of Reporting Person (See Instructions)   IN
------------------------------------------------------------
* Number of shares to be acquired pursuant to currently exercisable Warrant.
** Based upon full exercise of Warrant.

     This Amendment No. 2 (the "Amendment") amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 27, 1995, as amended by Amendment No. 1 thereto (as so amended, the "Schedule 13D"), by the undersigned with respect to the Common Stock, par value $1.50 per share (the "Common Shares"), of SBS Broadcasting SA (formerly named Scandinavian Broadcasting System SA) (the "Issuer"), a Luxembourg corporation. Capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATIONS.

     Item 3 is hereby amended and supplemented as follows:

     On July 1, 1997, the Reporting Persons and the Issuer agreed to extend the period during which the Warrant may be exercised from March 14, 2000 to June 30, 2002.

Item 5.   INTEREST IN SECURITIES.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     The Reporting Persons currently own zero Common Shares of the Issuer directly. The Reporting Persons' entire interest in the Issuer and the requirement for filing this Statement arise out of the Warrant Shares which, at the time of execution of the Warrant Agreement, constituted approximately 6.7 percent of the outstanding Common Shares after full exercise of the Warrant. Due to the periodic issuances of additional Common Shares by the Issuer, the Reporting Persons' interest in the Issuer has been diluted and, based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 5, 2000 and assuming full exercise of the Warrant and issuance of the Warrant Shares for purposes of this calculation, the Reporting Persons ceased to beneficially own more than five percent of the Common Shares on May 5, 2000.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     99.1 Joint Filing Agreement among Viacom International
          (Netherlands) B.V., Viacom International Inc.,
          Viacom Inc., NAIRI, Inc. National Amusements, Inc.
          and Sumner M. Redstone.

SIGNATURE

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

February 13, 2001                  VIACOM INTERNATIONAL
                              (NETHERLANDS) B.V.

                              By:  /s/ Michael D. Fricklas
                                  ---------------------------
                                   Name:  Michael D. Fricklas
                                   Title: Director


                              VIACOM INTERNATIONAL INC.

                              By:  /s/ Michael D. Fricklas
                                   ---------------------------
                                   Name: Michael D. Fricklas
                                   Title: Executive Vice
                                          President,
                                         General Counsel and
                                         Secretary


                              VIACOM INC.

                              By:  /s/ Michael D. Fricklas
                                  ---------------------------
                                   Name: Michael D. Fricklas
                                   Title: Executive Vice
                                          President,
                                         General Counsel and
                                         Secretary


                              NAIRI, INC.

                              By:  /s/ Sumner M. Redstone
                                    ------------------------
                                    Name:  Sumner M. Redstone,
                                   Title: Chairman and
                                          President


                              NATIONAL AMUSEMENTS, INC.

                              By:  /s/ Sumner M. Redstone
                                   -------------------------
                                    Name:  Sumner M. Redstone,
                                   Title: Chief Executive
                                          Officer




                               By:  /s/  Sumner M. Redstone
                                   -------------------------
                                   Name: Sumner M. Redstone,
                                         Individually

Exhibit to Schedule 13D


                   JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on
Schedule 13D, dated March 27, 1995 (the "Schedule 13D"), with respect to the Common Stock, par value $1.50 per share, of SBS Broadcasting SA (formerly named Scandinavian Broadcasting System SA) is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 13th day of February, 2001.

                            VIACOM INTERNATIONAL
                              (NETHERLANDS) B.V.

                              By:  /s/ Michael D. Fricklas
                                  ---------------------------
                                   Name:  Michael D. Fricklas
                                   Title: Director


                              VIACOM INTERNATIONAL INC.

                              By:  /s/ Michael D. Fricklas
                                   ---------------------------
                                   Name: Michael D. Fricklas
                                   Title: Executive Vice
                                          President,
                                         General Counsel and
                                         Secretary


                              VIACOM INC.

                              By:  /s/ Michael D. Fricklas
                                  ---------------------------
                                   Name: Michael D. Fricklas
                                   Title: Executive Vice
                                          President,
                                         General Counsel and
                                         Secretary


                              NAIRI, INC.

                             By:  /s/ Sumner M. Redstone
                                 ------------------------
                                  Name:  Sumner M. Redstone,
                                 Title: Chairman and
                                        President


                              NATIONAL AMUSEMENTS, INC.

                              By:  /s/ Sumner M. Redstone
                                   ------------------------
                                  Name:  Sumner M. Redstone,
                                 Title: Chief Executive
                                         Officer



                              By:  /s/ Sumner M. Redstone
                                   -------------------------
                                 Name: Sumner M. Redstone,
                                       Individually